Exhibit 16.1

August 29, 2007

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for International Bancshares Corporation (“IBC”) and, under the date of February 28, 2007, we reported on the consolidated financial statements of IBC as of and for the years ended December 31, 2006 and 2005, management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006, and the effectiveness of internal control over financial reporting as of December 31, 2006.  On August 24, 2007, we were dismissed.  We have read IBC’s statements included under Item 4.01(a) of its Form 8-K dated August 24, 2007, and we agree with such statements, except that we are not in a position to agree or disagree that the change was approved by the Audit Committee or the Board of Directors.

Very truly yours,

/s/ KPMG LLP

San Antonio, TX